Exhibit 21

LIST OF SUBSIDIARIES OF CULP, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Culp Fabrics (Shanghai) Co., Ltd.	People’s Republic of China
Culp International Holdings Ltd.	Cayman Islands
Rayonese Textile Inc.	Canada
Read Window Products, LLC	United States (Tennessee)
Culp Europe	Poland
eLuxury, LLC	United States (Delaware)